UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits

Exhibit
Number	Description

1	Communication made available to employees of Gemplus International S.A. on April 28, 2006.

Exhibit 1
GEMALTO UPDATE ON ANTI-TRUST PROCESS
Dear colleagues
I would like to keep you informed of the progress and latest information concerning the proposed merger of Axalto with Gemplus.
The European Commission has announced that is has extended by two weeks its decision of the antitrust review into the merger. The Commission will give a decision on 19 May — which will either be:
•	approval for the merger to go ahead or

•	request for further information which marks the start of a second phase of the review.
This two week extension is a common practice used by the Commission to examine particular issues and/or explore divestitures. In our case, the Commission is looking in detail at issues including access to patents of the combined company in order to ensure the continuity of our current patent licensing practice.
We remain positive with these new developments of the antitrust review.
We will continue to keep you informed of further progress as it happens.
Best regards,
Frans Spaargaren
EVP and CFO, Head of the Gemalto Integration Planning Project
Investors and security holders who are U.S. persons or who are located in the United States should read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the U.S. Securities and Exchange Commission (“SEC”) because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.